UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13E-3
Rule 13e-3 Transaction Statement
(Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
(Amendment No. 1)
TIMCO AVIATION SERVICES, INC.
(Name of the Issuer)
TIMCO AVIATION SERVICES, INC.
LJH, LTD.
OWL CREEK ASSET MANAGEMENT, L.P.
OWL CREEK I, L.P.
OWL CREEK II, L.P.
OWL CREEK OVERSEAS FUND, LTD.
OWL CREEK OVERSEAS FUND II, LTD.
OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.
TAS HOLDING, INC.
LACY J. HARBER
JEFFREY A. ALTMAN
JOHN R. CAWTHRON
(Name of Person(s) Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
887151-20-7
(CUSIP Number of Class of Securities)

John R. Cawthron	John R. Cawthron
Chairman and CEO	President
TIMCO Aviation Services, Inc.	TAS Holding, Inc.
623 Radar Road	c/o Cawthron, Wommack & Coker, P.C.
Greensboro, N.C. 27410	1700 N. Valley Mills Drive
(336) 668-4410	Waco, Texas 76714
(817) 776-3871
(Name, Address and Telephone Number of Persons Authorized to Receive
Notices and Communications on Behalf of Person(s) Filing Statement)
Copies to:

Michael W. Tankersley, Esq.	Philip Schwartz, Esq.	Peter Halasz, Esq.
Bracewell & Giuliani LLP	Akerman Senterfitt	Schulte, Roth & Zabel LLP
500 N. Akard, Suite 4000	One Southeast Third Avenue	919 Third Avenue
Dallas, Texas 75201	Miami, FL 33131	New York, NY 10022
     This statement is filed in connection with (check the appropriate box):
     (a) ☐ The filing of solicitation materials or an Information Statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     (b) ☐ The filing of a registration statement under the Securities Act of 1933.
     (c) ☐ A tender offer.
     (d) ☒ None of the above.

     Check the following box if the soliciting materials or Information Statement referred to in checking box (a) are copies: ☐
     Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee
$10,006,524	$1,071

(1)	The filing fee was determined by multiplying 0.000107 by $10,006,524, which is the total funds placed in escrow by the filing persons to pay the Merger Consideration.
☒	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.
Amount Previously Paid: $1,071
Form or Registration No.: Schedule 13E-3
Filing Party: Filing Persons Listed Above
Date Filed: August 30, 2006

INTRODUCTION
     This Amendment No. 1 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”) is being filed with the Securities and Exchange Commission (the “SEC”) with respect to TIMCO Aviation Services, Inc., a Delaware corporation (the “Company”), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction described herein, by (1) the Company, (2) LJH, Ltd., a Texas limited partnership (“LJH”), (3) an affiliated group of entities consisting of Owl Creek Asset Management, L.P., Owl Creek I, L.P., and Owl Creek II, L.P., each a Delaware limited partnership, and Owl Creek Overseas Fund, Ltd., Owl Creek Overseas Fund II, Ltd., and Owl Creek Socially Responsible Fund, Ltd. each a Cayman Islands exempted company, (the “Owl Creek Investors,” and together with LJH, the “Continuing Stockholders”), (4) TAS Holding, Inc., a newly-formed Delaware corporation that is wholly-owned by the Continuing Stockholders (“Newco”), and (5) Lacy J. Harber, Jeffrey A. Altman and John R. Cawthron, individually.
     This Schedule 13E-3 is being filed in connection with a proposed merger of Newco with and into the Company (the “Merger”) as contemplated by an Agreement and Plan of Merger dated as of July 31, 2006 (the “Merger Agreement”) between the Company and Newco. The Merger is planned to be effected as a “short-form” Merger pursuant to Section 253 of the General Corporation Law of the State of Delaware (the “DGCL”). The Continuing Stockholders presently own 19,108,211 shares of the Company’s outstanding common stock, $0.001 par value per share (the “Common Stock”), representing approximately 89.1% of the issued and outstanding Common Stock (the “Existing Shares”). Pursuant to a Conversion, Support and Release Agreement between the Company and the Continuing Stockholders, dated as of July 31, 2006 (the “Conversion Agreement”), the Company has agreed to issue to the Continuing Stockholders up to 2,400,000 shares of the Company’s authorized but unissued Common Stock (the “Newly Issued Shares”) in conversion of a loan of $6,000,000 that was made to the Company by the Continuing Stockholders on April 20, 2006 (the “$6.0 Million Term Loan”), subject to the satisfaction of various conditions, including satisfaction of all filing and notice requirements of applicable state and federal securities laws.
     The Continuing Stockholders have agreed to contribute the Newly Issued Shares, along with the Existing Shares, to the capital of Newco, causing Newco to own approximately 90.2% of the issued and outstanding Common Stock, allowing Newco to effect a “short-form” merger pursuant to Section 253 of the DGCL without any vote of the stockholders of the Company or approval of the Company’s board of directors. In the alternative, subject to compliance with applicable state and federal securities laws, Newco and the Continuing Stockholders reserve the right to (a) undertake privately negotiated purchases of Common Stock in order to cause Newco’s ownership of the Common Stock to exceed 90%, (b) proceed to hold a meeting of the stockholders of the Company to vote on and approve the Merger, as contemplated by the Merger Agreement, in which case the transaction will be effected pursuant to Section 251 of the DGCL and the Company will make the required filings with the Commission pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”), (c) dispose of any shares of Common Stock that the Continuing Stockholders acquired or may acquire in the future, or (d) propose other transactions with the Company.
     Upon completion of the Merger, each outstanding share of the Common Stock (other than shares held by Newco or the Continuing Stockholders or the Company (or any of their subsidiaries) and other than shares held by stockholders properly exercising appraisal rights pursuant to Section 262 of the DGCL) shall automatically be cancelled and converted into the right to receive from the surviving corporation $4.00 in cash, without interest. Following completion of the Merger, the Continuing Stockholders will own 100% of the outstanding Common Stock and there will be no public market for the Common Stock. The Common Stock is currently registered under the Exchange Act and is traded on the over-the-counter market. After the Merger, the Common Stock will cease to be traded on the over-the-counter market, and price quotations with respect to sales of shares of the Common Stock in the public market will no longer be available. In addition, the registration of the Common Stock under the Exchange Act will be terminated. This termination will make certain provisions of the Exchange Act, such as the requirement of filing periodic and other reports with the SEC and furnishing a proxy or Information Statement in connection with stockholders’ meetings, no longer applicable to the Company.
     Upon consummation of the Merger, the Company will become a privately held corporation. Accordingly, former stockholders of the Company will not have the opportunity to participate in the earnings and growth of the Company after the Merger and will not have any right to vote on corporate matters. Similarly, former stockholders of the Company will not face the risk of losses generated by the Company’s operations or decline in the value of the Company after the Merger.
     It is expected that, following completion of the Merger, the operations of the Company will be conducted substantially as they currently are being conducted. Except as otherwise described in the Information Statement, the Company has no current plans or proposals which relate to or would result in (a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation; (b) a sale or transfer of a material amount of assets of the Company; (c) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (d) any change in the Company’s board of directors (other than as contemplated by the Merger Agreement), management or any change in any material term of the employment contract of any executive officer of the Company; or (e) any other material change in the Company’s corporate structure or business.
     In connection with the Merger, the Company expects to review its assets, corporate structure, capitalization, operations, properties, policies, management and personnel to determine what changes, if any, would be desirable following the Merger in order to best organize and integrate the activities of the Continuing Stockholders and the Company. The Company reserves the right to make any changes that it deems necessary or appropriate in light of its review or future developments. In addition, the Company regularly reviews acquisition opportunities in the aviation services industry and may pursue such opportunities when appropriate.
     This Schedule 13E-3 also includes, as an exhibit, an Information Statement describing the Merger, the Merger Agreement and the rights of stockholders of the Company, other than the Continuing Stockholders, to exercise appraisal rights under Section 262 of the DGCL. Because no action of the Company’s stockholders is required to effect the Merger pursuant to Section 253 of the DGCL, no filing by the Company is required under Regulations 14A or 14C of the Exchange Act. Each of the cross references indicated in the Items of this Schedule 13E-3 shows the location in the Information Statement of the information required to be included in response to such Item of this Schedule 13E-3. The information contained in the Information Statement, including all schedules, exhibits, appendices and annexes thereto, is hereby incorporated by reference and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Information Statement and the schedules, exhibits, appendices and annexes thereto.
     All information contained in this Schedule 13E-3 concerning the Company and its subsidiaries has been supplied by the Company and was, in many instances, based on public filings made by the Company, including without limitation, circumstances, developments and other events that occurred prior to the date the Continuing Stockholders’ relationship with the Company began and otherwise in which the Continuing Stockholders were not included. Although the Continuing Stockholders do not have any knowledge that would indicate that any of the statements contained herein based on such information was untrue, the Continuing Stockholders have not independently verified the accuracy or completeness of such information, or can verify any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information which are unknown to the Continuing Stockholders; all information concerning Newco and the Continuing Stockholders has been supplied by the Continuing Stockholders.
     All references in this Schedule 13E-3 to Items numbered 1001 through 1016 are references to Items contained in Regulation M-A under the Exchange Act.
Item 1. Summary Term Sheet.
     Item 1001
     (a) The information contained in the section entitled “Summary” in the Information Statement is incorporated herein by reference.
Item 2. Subject Company Information.
     Item 1002
     (a) Name and Address. The information contained in the section entitled “Special Factors—The Companies” in the Information Statement is incorporated herein by reference.
     (b) Securities. The information contained in the sections entitled “Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement is incorporated herein by reference.
     (c) Trading Market and Price. The information contained in the section entitled “Market Prices of TIMCO Common Stock and Dividend Policy” in the Information Statement is incorporated herein by reference.
     (d) Dividends. The information contained in the section entitled “Market Prices of TIMCO Common Stock and Dividend Policy” in the Information Statement is incorporated herein by reference.
     (e) Prior Public Offerings. The information contained in the section entitled “Transactions in TIMCO Stock” in the Information Statement is incorporated herein by reference.

     (f) Prior Stock Purchases. The information contained in the section entitled “Transactions in TIMCO Stock” in the Information Statement is incorporated herein by reference.
Item 3. Identity and Background of Filing Persons.
     Item 1003
     (a)-(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information contained in the section entitled “Special Factors—The Companies ” in the Information Statement is incorporated herein by reference.
Item 4. Terms of the Transaction.
     Item 1004
     (a) Material Terms. The information contained in the sections entitled “Summary,” “Special Factors” and “The Merger Agreement” in the Information Statement is incorporated herein by reference.
          (1) Tender Offers. Not applicable.
          (2) Mergers or Similar Transactions.
               (i) Transaction Description. The information contained in the sections entitled “Summary” and “The Merger Agreement” in the Information Statement is incorporated herein by reference.
               (ii) Consideration. The information contained in the sections entitled “Summary” and “The Merger Agreement” in the Information Statement is incorporated herein by reference.
               (iii) Reasons for Transaction. The information contained in the sections entitled “Special Factors—Background of the Merger,” “—Reasons for the Merger,” and “—Factors Considered” in the Information Statement is incorporated herein by reference.
               (iv) Vote Required for Approval. The information contained in the section entitled “The Merger Agreement —Stockholder Approval” in the Information Statement is incorporated herein by reference.
               (v) Material Differences in the Rights of Security Holders. The information contained in the sections entitled “Summary,” “Special Factors—Effects of the Merger” and “Appraisal Rights” in the Information Statement is incorporated herein by reference.
               (vi) Accounting Treatment. The information contained in the section entitled “Special Factors — Accounting Treatment of the Merger” in the Information Statement is incorporated herein by reference.
               (vii) Federal Income Tax Considerations. The information contained in the sections entitled “Summary” and “Material Federal Income Tax Consequences” in the Information Statement is incorporated herein by reference.
     (c) Different Terms. The information contained in the section entitled “Special Factors—Interests of TIMCO Directors and Executive Officers in the Merger” in the Information Statement and in

Annex F, “Section 262 of the Delaware General Corporation Law,” to the Information Statement is incorporated herein by reference.
     (d) Appraisal Rights. The information contained in the sections entitled “Summary” and “Appraisal Rights” in the Information Statement is incorporated herein by reference.
     (e) Provisions for Unaffiliated Security Holders. The information contained in the section entitled “Special Factors — Provisions for Unaffiliated Stockholders” in the Information Statement is incorporated herein by reference.
     (f) Eligibility for Listing or Trading. Not applicable.
Item 5. Past Contacts, Transactions, Negotiations and Agreements.
     Item 1005
     (a) Transactions. The information contained in the section entitled “Related Party Transactions” in the Information Statement is incorporated herein by reference.
     (b) Significant Corporate Events. The information contained in the sections entitled “Special Factors—Background of the Merger” and “Related Party Transactions” in the Information Statement is incorporated herein by reference.
     (c) Negotiations or Contacts. The information contained in the section entitled “Special Factors—Background of the Merger,” and in various other sections of “Special Factors” in the Information Statement is incorporated herein by reference.
     (e) Agreements Involving the Subject Company’s Securities. The information contained in the sections entitled “Special Factors—Effects of the Merger” and “—Interests of TIMCO Directors and Executive Officers in the Merger” in the Information Statement is incorporated herein by reference.
Item 6. Purposes of the Transaction and Plans or Proposals.
     Item 1006
     (b) Use of Securities Acquired. The information contained in the section entitled “Special Factors—Effects of the Merger” in the Information Statement is incorporated herein by reference.
     (c) Plans. The information contained in the sections entitled “Special Factors —Reasons for the Merger,” “—Effects of the Merger,” “—Financing of the Merger; Source and Amount of Funds” and “—Interests of TIMCO Directors and Executive Officers in the Merger” in the Information Statement is incorporated herein by reference.
Item 7. Purposes, Alternatives, Reasons and Effects.
     Item 1013
     (a), (c) Purposes; Reasons. The information contained in the section entitled “Special Factors” in the Information Statement is incorporated herein by reference.
     (b) Alternatives. The information contained in the sections entitled “Special Factors” and “Appraisal Rights” in the Information Statement is incorporated herein by reference.

     (d) Effects. The information contained in the sections entitled “Special Factors—Effects of the Merger,” “—Accounting Treatment of the Merger,” “Appraisal Rights” and “Material Federal Income Tax Consequences” in the Information Statement is incorporated herein by reference.
Item 8. Fairness of the Transaction
     Item 1014
     (a) and (b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled “Special Factors—Background of the Merger,” “—Reasons for the Merger, “— Factors Considered,” —Opinion of the Special Committee’s Financial Advisor,” “—Analysis of the Board of Directors” and “—Position of Newco and the Investors Regarding the Fairness of the Merger” in the Information Statement is incorporated herein by reference.
     (c) Approval of Security Holders. The information contained in the section entitled and “The Merger Agreement—Stockholder Approval” in the Information Statement is incorporated herein by reference.
     (d) Unaffiliated Representative. The information contained in the section entitled “Special Factors—Provisions for Unaffiliated Stockholders” in the Information Statement is incorporated herein by reference.
     (e) Approval of Directors. The information contained in the section entitled “Special Factors—Board of Directors’ Determination” in the Information Statement is incorporated herein by reference.
     (f) Other Offers. The information contained in the section entitled “Special Factors—Background of the Merger” in the Information Statement is incorporated herein by reference.
Item 9. Reports, Opinions, Appraisals and Negotiations.
     Item 1015
     (a)-(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information contained in the sections entitled “Special Factors—Reasons for the Merger,” “—Opinion of the Special Committee’s Financial Advisor,” “—Board of Directors’ Determination” and “Where You Can Find More Information” in the Information Statement is incorporated herein by reference.
Item 10. Source and Amounts of Funds or Other Consideration.
     Item 1007
     (a), (b) and (d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled “Special Factors—Financing of the Merger”; and “—Source and Amount of Funds” in the Information Statement is incorporated herein by reference.
     (c) Expenses. The information contained in the sections entitled “The Merger Agreement—Reimbursement of Expenses; Termination Fee” and “Special Factors—Fees and Expenses” in the Information Statement is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.
     Item 1008
     (a) Securities Ownership. The information contained in the sections entitled “Related Party Transactions” and “Security Ownership of Certain Beneficial Owners and Management” in the Information Statement is incorporated herein by reference.
     (b) Securities Transactions. The information contained in the section entitled “Transactions in TIMCO Stock” in the Information Statement is incorporated herein by reference.
Item 12. The Solicitation or Recommendation.
     Item 1012
     (d) Intent to Tender or Vote in a Going-Private Transaction. Not applicable.
     (e) Recommendations of Others. Not applicable.
Item 13. Financial Statements.
     Item 1010
     (a) Financial Information. The information contained in the section entitled “Summary” in the Information Statement and the information contained in Annex G and Annex H, “Annual Report on Form 10-K for the Year Ended December 31, 2005,” and “Quarterly Report on Form 10-Q for the three and six months ended June 30, 2006,” to the Information Statement, is incorporated herein by reference.
     (b) Pro Forma Information. Not applicable.
Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
     Item 1009
     (a), (b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled “Special Factors—Background of the Merger,” “—Opinion of the Special Committee’s Financial Advisor” and “—Fees and Expenses” in the Information Statement is incorporated herein by reference.
Item 15. Additional Information.
     Item 1011
     (b) Other Material Information. The information contained in the Information Statement, including all appendices thereto, is incorporated herein by reference.

Item 16. Exhibits.
     Item 1016

(a)(3)	Information Statement

(b)	Not applicable

(c)(i)	Fairness opinions of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to Annex B of the Information Statement).

(c)(ii)	Presentation of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. to the Special Committee of the Board of Directors of TIMCO Aviation Services, Inc., dated July 18, 2006*

(d)(i)	Amended and Restated Transaction Agreement, dated as of April 20, 2006, and Amendment No. 1 thereto dated as of July 31, 2006, by and among LJH, Ltd., Owl Creek I, L.P., Owl Creek II, L.P., Owl Creek Overseas Fund, Ltd. and Owl Creek Overseas Fund II, Ltd., and TAS Holding, Inc. (incorporated herein by reference to Annex C of the Information Statement).

(d)(ii)	Agreement and Plan of Merger, dated as of July 31, 2006 among TIMCO Aviation Services, Inc., and TAS Holding, Inc. (incorporated herein by reference to Annex A of the Information Statement).

(d)(iii)	Conversion, Support and Release Agreement, dated as of July 31, 2006, among the Company, TAS, LJH, and the Owl Creek Entities (incorporated herein by reference to Annex D of the Information Statement).

(d)(iv)	Escrow Agreement, dated as of July 31, 2006, among the Company, TAS and American Bank of Texas (incorporated by reference to Annex E of the Information Statement).

(f)(i)	Section 262 of the DGCL (incorporated herein by reference to Annex F of the Information Statement).

(g)	Not applicable.
* Previously filed

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule 13E-3 is true, complete and correct.

Dated: October 10, 2006	TIMCO AVIATION SERVICES, INC.

	By:	/s/ James H. Tate

		Name:	James H. Tate
		Title:	Executive Vice President, CFO and CAO

Dated: October 10, 2006	LJH, LTD.

	By:	DLH Management, L.L.C., its general partner

		By:	/s/ Lacy J. Harber

Name: Lacy J. Harber
Title: President

Dated: October 10, 2006	OWL CREEK I, L.P.

	By:	Owl Creek Advisors, LLC, its general partner

		By:	/s/ Jeffrey A. Altman

Name: Jeffrey A. Altman
Title: Managing Partner

Dated: October 10, 2006	OWL CREEK II, L.P.

	By:	Owl Creek Advisors, LLC, its general partner

		By:	/s/ Jeffrey A. Altman

Name: Jeffrey A. Altman
Title: Managing Partner

Dated: October 10, 2006	OWL CREEK OVERSEAS FUND, LTD.

	By:	/s/ Jeffrey A. Altman

		Name:	Jeffrey A. Altman
		Title:	Director

Dated: October 10, 2006	OWL CREEK OVERSEAS FUND II, LTD.

	By:	/s/ Jeffrey A. Altman

		Name:	Jeffrey A. Altman
		Title:	Director

Dated: October 10, 2006	OWL CREEK SOCIALLY RESPONSIBLE INVESTMENT FUND, LTD.

	By:	/s/ Jeffrey A. Altman

		Name:	Jeffrey A. Altman
		Title:	Director

Dated: October 10, 2006	OWL CREEK ASSET MANAGEMENT, L.P.

	By:	/s/ Jeffrey A. Altman

		Name:	Jeffrey A. Altman
		Title:	Managing Partner

Dated: October 10, 2006	TAS HOLDING, INC.

	By:	/s/ John R. Cawthron

		Name:	John R. Cawthron
		Title:	President

Dated: October 10, 2006	/s/ Lacy J. Harber

Lacy J. Harber

Dated: October 10, 2006	/s/ Jeffrey A. Altman

Jeffrey A. Altman

Dated: October 10, 2006	/s/ John R. Cawthron

John R. Cawthron